SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Alto Palermo S.A.

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG
Name: Saúl Zang
Title: Director

Dated:  May 16, 2003

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the nine-month periods

ended March 31, 2003 and 2002

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Hipólito Yrigoyen 476 2° Floor—Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2003

compared with the same period of the previous year

Fiscal year No. 113 beginning July 1, 2002

Expressed in constant Argentine Pesos (See Note 1 of Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the

Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 4 of unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	701,419,750	70,141,975	70,141,975

/S/ EDUARDO SERGIO ELSZTAIN
Eduardo Sergio Elsztain Presidente

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2003 and 2002

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)	10,581,947	21,642,542
Investments (Note 5.b)	10,956,438	13,649,242
Accounts receivable, net (Note 5.c)	24,511,979	52,769,072
Other receivables and prepaid expenses (Note 5.d)	6,659,970	7,139,480
Inventory (Note 5.e)	562,003	2,081,369

Total Current Assets	53,272,337	97,281,705

NON-CURRENT ASSETS
Accounts receivable, net (Note 5.c)	2,283,629	8,736,249
Other receivables and prepaid expenses, net (Note 5.d)	38,783,981	49,816,978
Inventory, net (Note 5.e)	24,886,835	31,154,897
Investments (Note 5.b)	21,326,900	29,881,470
Fixed assets, net (Note 5.f)	919,512,947	1,025,501,254
Intangible assets, net (Note 5.g)	36,564,017	53,260,340

Total Non-Current Assets	1,043,358,309	1,198,351,188

Total Assets	1,096,630,646	1,295,632,893

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 5.h)	16,764,364	28,800,615
Customer advances (Note 5.i)	10,916,230	22,610,272
Short-term debt (Note 5.j)	23,089,181	141,489,049
Related parties (Note 6)	6,741,791	818,367
Salaries and social security payable (Note 5.k)	2,103,092	3,748,212
Taxes payable (Note 5.l)	5,666,154	16,797,028
Other liabilities (Note 5.m)	1,168,897	2,110,057

Total Current Liabilities	66,449,709	216,373,600

NON-CURRENT LIABILITIES
Trade accounts payable (Note 5.h)	4,042,896	8,376,521
Customer advances (Note 5.i)	26,221,932	44,871,244
Long-term debt (Note 5.j)	222,224,121	247,023,584
Related parties (Note 6)	—	83,126,828
Taxes payable (Note 5.l)	94,850	117,356
Other liabilities (Note 5.m)	4,890,917	4,196,504

Total Non-Current Liabilities	257,474,716	387,712,037

Total Liabilities	323,924,425	604,085,637

Minority interest	14,697,918	17,266,531

SHAREHOLDERS’ EQUITY	758,008,303	674,280,725

Total Liabilities and Shareholders’ Equity	1,096,630,646	1,295,632,893

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods

ended March 31, 2003 and 2002

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
Sales:
Leases and services	62,650,190	117,271,465
Sales and development properties	462,020	4,595,771
Credit card operations	17,960,964	35,870,473

Total sales	81,073,174	157,737,709

Costs:
Leases and services	(45,494,099)	(61,389,207)
Sales and development properties	(693,897)	(5,745,116)
Credit card operations	(6,321,418)	(11,714,479)

Total costs	(52,509,414)	(78,848,802)

Gross profit (loss):
Leases and services	17,156,091	55,882,258
Sales and development properties	(231,877)	(1,149,345)
Credit card operations	11,639,546	24,155,994

Total gross profit	28,563,760	78,888,907

Selling expenses	(7,677,405)	(36,171,732)
Administrative expenses	(10,852,669)	(19,236,601)
Torres de Abasto unit contracts’ rescissions	5,240	(60,477)
Net loss in credit card trust	(3,778,346)	(2,027,588)

	(22,303,180)	(57,496,398)

Operating income	6,260,580	21,392,509

Net loss in equity investments	(3,315,808)	(3,209,483)
Financial results, net (Note 5.n)	64,974,351	(67,702,234)
Other income (expense), net (Note 5.o)	13,037,078	(2,994,835)

Income (loss) before taxes and minority interest	80,956,201	(52,514,043)

Income tax	(642,810)	(1,541,114)
Minority interest	1,969,772	5,093,305

Net income (loss)	82,283,163	(48,961,852)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows(1)

For the nine-month periods

ended March 31, 2003 and 2002

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the periods	82,283,163	(48,961,852)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
• Financial results	(81,679,176)	(25,296,944)
• Depreciation of fixed assets	40,945,121	42,342,482
• Amortization of imparment of long-lived assets	(2,242,566)	—
• Gain from sale of intangible assets	(2,097,878)	—
• (Gain) loss from sale of fixed assets	(33,637)	—
• Amortization of intangible assets	14,411,953	12,304,041
• Allowance for doubtful accounts	7,676,751	31,363,963
• Provision for contingencies	2,067,082	118,974
• Recovery of allowance for doubtful accounts	(1,873,414)	(73,615)
• Recovery of provision for contingencies	—	(117,310)
• Allowance for doubtful mortgage receivable	—	2,162,743
• Gain on early redemption of debt	(25,092,955)	(334,605)
• Net loss in investee companies	3,315,808	3,209,483
• Net loss (income) in credit card trust	1,221,635	(2,337,757)
• Minority interest	(1,969,772)	(5,093,305)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(5,667,756)	(55,830,094)
• Proceeds from accounts receivable securitization	—	51,789,748
• Decrease (Increase) in other receivables and prepaid expenses	4,652,116	(3,176,720)
• Increase in intangible assets	(501,543)	(5,143,670)
• Decrease in investments	870,348	2,413,815
• Decrease in inventory	752,846	6,331,505
• (Decrease) Increase in trade accounts payable	(2,450,291)	5,104,689
• Increase (Decrease) in customer advances	9,245	(9,232,956)
• (Decrease) Increase in taxes payable	(7,047,368)	11,701,664
• Increase (Decrease) in salaries and social security payable	691,191	(1,462,795)
• Decrease in other liabilities	(4,568,536)	(804,819)
• Increase in related parties	2,155,904	1,747,251
• Increase in accrued interest	2,176,612	11,523,675

Net cash provided by operating activities	28,004,883	24,247,591

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(2,215,152)	(2,746,326)
• Net proceeds from sale of fixed assets	33,637	—
• Net proceeds from sale of intangible assets	2,097,878	—
• Increase in investments	(1,441,651)	—
• Acquisition of inventory	(6,729)	(427,959)

Net cash used in investing activities	(1,532,017)	(3,174,285)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	67,192,054	27,779,949
• Payment of short-term and long-term debt	(9,123,837)	(7,017,328)
• Payment of loans granted by related parties	—	(91,628,211)
• Financing costs	(227,248)	—
• Proceeds from loans granted by related parties	—	159,457,536
• Redemption of debt	(84,426,269)	(25,549,458)
• Derivative instruments collateral deposit	—	(83,527,912)

Net cash used in financing activities	(26,585,300)	(20,485,424)

Net (Decrease) Increase in cash and cash equivalents	(112,434)	587,882

Cash and cash equivalents as of beginning of years	14,845,130	21,216,094

Cash and cash equivalents as of end of periods	14,732,696	21,803,976

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods

ended March 31, 2003 and 2002

	2003 Ps.	2002 Ps.
Additional information
Non-cash activities

—Increase in customer advances through a decrease in other liabilities	2,836,049	—
—Conversion of balances with related parties into unsecured convertible Notes	118,663,132	—
—Retained interest in credit card receivables	2,057,275	54,826,137
—Liquidation of interest in credit card receivables	1,939,715	—
—Increase in fixed assets through a decrease in intangible assets	—	382,863
—Increase in investments through a decrease in other receivables and prepaid expenses	—	74,912
—Conversion of unsecured convertible Notes into ordinary shares	148,624	—

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements

For the nine-month periods

ended March 31, 2003 and 2002

NOTE 1:	ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY’S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government’s ability to comply with its commitments has been impaired, which led it to default in the payment of external debt services at the beginning of 2002.

To overcome the crisis the country is undergoing, as from December 2001 the government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force until then. Among the measures adopted was the establishment of a single free exchange market system, that led to a significant devaluation of the Argentine peso during the first months of 2002, the pesification of certain assets and liabilities in foreign currency held abroad and the resulting increase in local prices.

The future development of the economic crisis might require the Government to modify some measures adopted or issue additional regulations. Therefore, the Company’s financial statements should be considered in the light of these circumstances.

NOTE 2:	PREPARATION OF FINANCIAL STATEMENTS

a)	The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of March 31, 2003 and 2002 of Alto Palermo S.A., the Statements of Income and the Statements of Cash Flows for the nine-month periods then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions, on a line by line basis.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 2:	(Continued)

b)	Consideration of the effects of inflation

These unaudited financial statements have been prepared in accordance with the Resolution 3/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, which established the application of Technical Resolution No. 6, with the amendments made by Technical Resolution No. 19 of the Federal Association of Professional Councils of Economic Sciences as from the financial years or interim periods closed after and including March 31, 2002.

In line with Pronouncement 441/03 of the National Securities Commission, dated April 8, 2003, as from March 1, 2003 the Company stopped applying the method of restatement of financial statement in uniform currency as established by Technical Resolution No. 6 with the amendments made by Technical Resolution No. 19 of the Federal Association of Professional Council of Economic Sciences.

In view of the above, the unaudited financial statements of the Company are being prepared in constant Argentine Pesos of February 28, 2003, having considered as the date of origination of the non-monetary items existing prior to December 31, 2001 the values recorded as of that date.

The effect of not applying the adjustment for inflation during March 2003 does not imply significant adjustments to the Company’s financial statements at March 31, 2003.

The indexes prepared on the basis of the Argentine general wholesale price index (“WPI”) have been applied to make that restatement.

The figures corresponding to the period ended March 31, 2002 have been updated to pesos of general purchasing power at February 28, 2003 for comparative purposes.

c)	New technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 2:	(Continued)

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003. Consequently, the Company has prepared these financial statements in accordance with Resolutions 368/01, 372/01 and 415/02, as detailed in Note 1.a); such resolution does not envisage these changes and differ with the provisions contained in the accounting standards currently in force.

The main amendments introduced by the new Technical Resolutions involving significant adjustments to the Company’s financial statements are related to the recognition of income tax according to the deferred tax method, the recognition of derivatives and the valuation of credits and debts without an express rate at their current value.

NOTE 3:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of
Company	31.03.03	31.03.02
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Invest S.A.	85.91	75.5284
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999

NOTE 4:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 3 have been prepared on a consistent basis with those applied by Alto Palermo S.A.

a. Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 4:	(Continued)

b. Investments

b.1. Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A.. Government bonds have been valued at quotation value in force at period end.

b.2. Non-current

Non-current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A..

NOTE 5:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	2003 Ps.	2002 Ps.
Cash in local currency	509,646	6,271,173
Cash in foreign currency	482,074	402,888
Banks in local currency	5,329,354	14,839,624
Banks in foreign currency	598,699	128,857
Saving accounts	3,662,174	—

	10,581,947	21,642,542

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

b)	Investments:

	2003 Ps.	2002 Ps.
Current
Time deposits in local currency	1,048,117	—
Mutual funds	3,102,632	1,798
Retained interest in transferred credit card receivable	5,364,038	13,487,779
Government bonds	1,441,651	159,665

Total	10,956,438	13,649,242

Non-current
Perez Cuesta S.A.C.I.	13,032,397	14,444,255
E-Commerce Latina S.A.	4,112,251	8,090,106
Retained interest in transferred credit card receivable	4,182,252	7,347,109

Total	21,326,900	29,881,470

	32,283,338	43,530,712

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

c)	Accounts receivable, net:

	2003 Ps.	2002 Ps.
Current
Leases and services receivable	17,633,503	27,141,681
Credit card receivable—Tarshop	9,691,143	20,349,875
Debtors under legal proceedings	19,244,332	35,580,552
Pass-through expenses receivable	10,561,913	12,150,612
Checks to be deposited	8,521,233	20,081,285
Mortgage receivable	333,537	364,068
Notes receivable	207,790	634,572
Credit card receivable	—	1,194,119
Less:
Allowance for doubtful accounts	(41,681,472)	(64,727,692)

Total	24,511,979	52,769,072

Non-current
Leases and services receivable	—	2,569,451
Credit card receivable—Tarshop	1,119,331	3,046,250
Pass-through expenses receivable	—	626,180
Mortgage receivable	1,221,037	2,587,317
Allowance for doubtful accounts	(56,739)	(92,949)

Total	2,283,629	8,736,249

	26,795,608	61,505,321

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

d)	Other receivables and prepaid expenses, net:

	2003 Ps.	2002 Ps.
Current
Tax credit certificates	1,517,711	—
Guarantee deposits	1,505,491	2,826,268
Related parties	741,420	1,284,112
Prepaid services	675,120	—
Interest rate swap	457,817	—
Prepaid expenses	378,455	879,004
Prepaid gross sales tax	255,046	464,854
Income tax advances	114,099	707,201
Asset tax credits	80,443	26,748
Dividends receivable (Note 6)	75,000	124,853
Other tax credits	59,918	110,511
Related parties (Note 6)	29,193	—
Other	770,257	715,929

Total	6,659,970	7,139,480

Non-Current
Asset tax credits	25,277,736	30,483,834
Interest rate swap receivable	12,132,500	12,086,171
Mortgage receivable	2,208,275	3,676,115
Value Added Tax (“VAT”) receivable	548,566	948,051
Guarantee deposits	459,808	3,872,210
Prepaid gross sales tax	333,843	694,953
Income tax	31,468	1,731,660
Other tax credits	60	99
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(3,676,115)

Total	38,783,981	49,816,978

	45,443,951	56,956,458

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

e)	Inventory, net:

	2003 Ps.	2002 Ps.
Current
Torres de Abasto	555,153	2,081,369
Resale merchandise	6,850	—

Total	562,003	2,081,369

Non-Current
Alcorta Plaza	15,844,633	18,011,177
Air space Supermercado Coto—Agüero 616	9,042,202	13,143,720

Total	24,886,835	31,154,897

	25,448,838	33,236,266

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

f)	Fixed Assets, net:

	2003 Ps.	2002 Ps.
Properties:
Shopping Centers:
—Abasto	211,709,830	219,283,615
—Alto Palermo	252,223,612	270,253,686
—Alto Avellaneda	94,050,793	127,063,438
—Paseo Alcorta	73,042,089	77,036,173
—Patio Bullrich	129,176,369	135,706,512
—Alto NOA	21,210,969	36,953,771
—Buenos Aires Design	22,614,821	24,819,495
—Neuquén	6,675,118	10,321,669
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	41,100,446	41,101,463
Other properties	11,351,159	12,571,332
Leasehold improvements	4,417,926	5,469,304
Facilities	1,212,277	2,250,213
Furniture and fixture	1,821,358	2,461,354
Vehicles	—	3,802
Computer equipment	2,707,451	3,242,604
Software	1,479,723	2,053,474
Work in progress:
—Caballito	15,979,383	27,727,168
—Rosario	15,127,442	14,825,295
—Neuquén	1,844,345	1,844,345
—Patio Bullrich	234,689	228,953
—Buenos Aires Design	147,913	97,430
—Leasehold improvements	2,025,885	1,312,571
—Paseo Alcorta	537,676	51,914

	919,512,947	1,025,501,254

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

g)	Intangible assets, net:

	2003 Ps.	2002 Ps.
Trademarks	335,062	411,108
Deferred financing costs	3,821,086	11,538,029
Expenses related to securitization of receivables	786,070	3,455,932
Preoperating expenses:
—Caballito	1,018,701	875,311
—Rosario	441,240	414,048
—Neuquén	1,086,126	1,085,373
—Alto Shopping	26,319	—
—Tarshop	613,355	1,194,645
—Other	6,376	7,416
Advertising:
—Torres de Abasto	38,756	74,600
Goodwill:
—Ex Alto Palermo S.A.	11,082,698	13,546,641
—Fibesa S.A.	15,382,256	17,509,203
—Tarshop S.A.	319,912	380,554
—Inversha S.A.	615,322	724,085
—Pentigras S.A.	336,589	404,760
Tenant list Patio Bullrich	470,641	1,412,055
Other	183,508	226,580

	36,564,017	53,260,340

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

h)	Trade accounts payable:

	2003 Ps.	2002 Ps.
Current
Suppliers	13,820,233	23,077,211
Accruals	1,925,652	3,462,696
Imports payable	1,018,479	2,260,708

Total	16,764,364	28,800,615

Non-current
Imports payable	4,042,896	8,376,521

Total	4,042,896	8,376,521

	20,807,260	37,177,136

i)	Customer advances:

	2003 Ps.	2002 Ps.
Current
Admission rights	7,614,509	14,108,811
Lease advances	2,749,271	7,091,391
Torres Abasto advances	381,954	1,102,940
Guarantee deposits	170,496	307,130

Total	10,916,230	22,610,272

Non-current
Admission rights	14,436,558	27,123,364
Lease advances	11,508,956	17,288,892
Guarantee deposits	276,418	458,988

Total	26,221,932	44,871,244

	37,138,162	67,481,516

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

j)	Short-term and long-term debt:

	2003 Ps.	2002 Ps.
Short-term debt
—Banks
Scotiabank loan	4,302,633	—
HSBC Bank loan	574,362	—
Banca Nazionale del Lavoro loan	—	26,171,581
Citibank loan	—	15,877,426
Bank Boston loan	—	13,731,356
Banco Río de la Plata loan	—	8,723,860
Other	—	16,084,583
Accrued interest	370,128	1,755,172

Subtotal	5,247,123	82,343,978

—Financial
Senior Notes	6,348,881	43,619,302
Accrued interest for Notes, Senior Notes and unsecured convertible Notes	5,878,260	9,175,260
Seller financing	4,995,003	5,435,262
Accrued interest for Seller financing	572,210	612,323
Mortgage loans	47,704	302,924

Subtotal	17,842,058	59,145,071

Total	23,089,181	141,489,049

Long-term debt
—Financial
Unsecured convertible Notes	148,862,920	—
Notes	49,833,000	81,270,238
Senior Notes	23,528,201	165,753,346

Subtotal	222,224,121	247,023,584

Total	222,224,121	247,023,584

	245,313,302	388,512,633

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

k)	Salaries and social security payable:

	2003 Ps.	2002 Ps.
Provision for vacation and bonuses	1,485,789	2,578,115
Social security payable	389,333	763,817
Salaries payable	205,629	314,882
Other	22,341	91,398

	2,103,092	3,748,212

l)	Taxes payable:

	2003 Ps.	2002 Ps.
Current
VAT payable, net	2,040,094	7,788,353
Asset tax payable, net	2,064,360	1,267,766
Income tax, net	409,096	4,014,081
Gross sales tax payable	408,874	1,425,305
Other tax withholdings	346,726	428,042
Gross sales tax withholdings	342,026	474,184
Property tax provision	17,446	151,910
Tax on corporate indebtedness	37,532	76,208
Other taxes	—	1,171,179

Total	5,666,154	16,797,028

Non Current
Asset tax provision	94,850	117,356

Total	94,850	117,356

	5,761,004	16,914,384

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

m)	Other liabilities:

	2003 Ps.	2002 Ps.
Current
Dividends payable	337,678	562,133
Withholdings and guarantee deposits	299,474	605,125
Accrual for directors fees, net	275,228	556,548
Contributed leasehold improvements	212,220	160,715
Other	44,297	225,536

Total	1,168,897	2,110,057

Non-current
Provision for contingencies	3,888,268	3,233,215
Contributed leasehold improvements	954,980	883,937
Withholdings and guarantee deposits	47,669	79,352

Total	4,890,917	4,196,504

	6,059,814	6,306,561

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 5:	(Continued)

n)	Financial results, net:

	2003 Ps.	2002 Ps.
Financial results generated by assets:
Loss on exposure to inflation	(11,577,511)	(53,933,126)
Interest income	5,667,563	4,014,750
Interest income from related parties (Note 6)	114,941	252,872

Total	(5,795,007)	(49,665,504)

Financial results generated by liabilities:
Interest expense	(18,994,255)	(104,287,920)
Exchange differences, net	62,749,198	(82,600,263)
Gain on exposure to inflation	12,165,692	184,384,872
Interest income (expense) with related parties (Note 6)	9,028,253	(14,404,907)
Gain on early redemption of debt	6,749,106	—
Other	(928,636)	(1,128,512)

Total	70,769,358	(18,036,730)

	64,974,351	(67,702,234)

o)	Other income (expense), net:

	2003 Ps.	2002 Ps.
Gain (loss) on early redemption of debt	12,935,505	(395,877)
Gain from sale of intangible assets	33,637	—
Gain from sale of fixed assets	2,097,878	—
Allowance for doubtful mortgage receivable	—	(2,162,743)
Provision for contingencies, net	(2,067,082)	(1,664)
Other	37,140	(434,551)

	13,037,078	(2,994,835)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

6.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the nine-month periods ended		Balance receivable (payable) as of
			31.03.2003 Ps.	31.03.2002 Ps.	31.03.2003 Ps.	31.03.2002 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Non Current payable with related parties	—	—	—	(55,281,501)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	21,742	917,340
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	114,941	252,871	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest expense	6,003,139	(11,265,113)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(4,319,439)	(206,022)
Inversora Bolivar S.A.	Subsiadiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	647,802	—
Dalor S.A.	Shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties	—	—	(166,775)	(276,962)
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(10,840)
Parque Arauco S.A.	Shareholder	Interest expense	3,025,114	(3,229,794)	—	—
Parque Arauco S.A.	Shareholder	Non Current payable with related parties	—	—	—	(27,845,327)
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,174,326)	—
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	124,853
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	16,566	20,918
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	47,167	254,454
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(27,819)	(85,337)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	8,143	76,426
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(46,920)	(239,206)
Raymond James	Equity investee	Other current receivables and prepaid expenses	—	—	—	14,974

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 7:	RESTRICTED ASSETS

a)	At March 31, 2003, Shopping Neuquén S.A. included Ps. 47,704 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

c)	On December 19, 2001 a “Guarantee Trust” contract was executed between Tarshop S.A. as Trustor and HSBC Participaciones (Argentina) S.A. as Trustee guaranteeing the fulfillment of Tarshop S.A.’s obligations with the beneficiary—HSBC Bank Argentina S.A.. These obligations include a loan of Ps. 1.5 million, requested by Tarshop S.A. on November 9, 2000.

The funds in trust include credits arising in favor of Tarshop S.A. from coupons issued for charges to be made to certain Tarjeta Shopping users, which Tarshop S.A. issues.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements—(Continued)

NOTE 8:	(Continued)

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs. Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the nine-month periods

ended March 31, 2003 and 2002

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2003 and 2002

	2003 (Notes 1 and 2) Ps.	2002 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	2,076,582	9,305,713
Investments (Schedules D and I)	402,410	1,770
Accounts receivable, net (Note 3.b and Schedules G and I)	12,881,224	24,866,373
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	18,632,186	34,640,836
Inventory (Nota 3.d and Schedule F)	555,153	2,081,369

Total Current Assets	34,547,555	70,896,061

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,221,037	5,669,272
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	31,265,906	37,203,626
Inventory, net (Note 3.d and Schedule F)	25,909,840	32,177,869
Investments (Schedule C)	292,632,728	217,662,195
Fixed assets, net (Schedule A)	628,833,104	708,564,871
Intangible assets, net (Schedule B)	20,878,116	25,570,430

Total Non-Current Assets	1,000,740,731	1,026,848,263

Total Assets	1,035,288,286	1,097,744,324

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	6,377,854	16,902,505
Customer advances (Note 3.f and Schedule I)	8,274,759	18,501,724
Short-term debt (Note 3.g and Schedules G and I)	10,756,075	81,545,055
Related parties (Note 5 and Schedule I)	6,263,397	4,578,250
Salaries and social security payable (Note 3.h and Schedule I)	1,317,761	2,398,267
Taxes payable (Note 3.i and Schedule I)	3,177,640	11,502,131
Other liabilities (Note 3.j and Schedule I)	523,056	915,036

Total Current Liabilities	36,690,542	136,342,968

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	4,042,896	8,376,521
Customer advances (Note 3.f and Schedule I)	23,434,711	40,464,697
Long-term debt (Note 3.g and Schedules G and I)	208,256,586	151,061,121
Related parties (Note 5 and Schedule I)	—	83,126,828
Other liabilities (Note 3.j and Schedule I)	4,855,248	4,091,464

Total Non-Current Liabilities	240,589,441	287,120,631

Total Liabilities	277,279,983	423,463,599

SHAREHOLDERS’ EQUITY	758,008,303	674,280,725

Total Liabilities and Shareholders’ Equity	1,035,288,286	1,097,744,324

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods

ended March 31, 2003 and 2002

	2003 (Notes 1 and 2) Ps.	2002 (Notes 1 and 2) Ps.
Sales:
Leases and services	40,948,761	81,032,936
Sales and development properties	462,020	4,595,771

Total sales	41,410,781	85,628,707

Costs:
Leases and services (Schedule F)	(23,874,883)	(36,450,398)
Sales and development properties (Schedule F)	(693,897)	(5,745,116)

Total costs	(24,568,780)	(42,195,514)

Gross profit (loss):
Leases and services	17,073,878	44,582,538
Sales and development properties	(231,877)	(1,149,345)

Total gross profit	16,842,001	43,433,193

Selling expenses (Schedule H)	(88,488)	(13,729,598)
Administrative expenses (Schedule H)	(4,932,403)	(7,385,453)
Torres de Abasto unit contracts’ rescissions	5,240	(60,477)

	(5,015,651)	(21,175,528)

Operating income	11,826,350	22,257,665

Net income (loss) in equity investments (Note 6)	1,329,854	(1,678,625)
Financial results, net (Note 3.k)	62,327,321	(66,733,109)
Other income (expense), net (Note 3.l)	6,799,638	(2,807,783)

Net income (loss)	82,283,163	(48,961,852)

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods

ended March 31, 2003 and 2002

Items	Shareholders’ contributions				Appraisal revaluation Ps.	Legal reserve (Note 12) Ps.	Accumulated retained earnings (deficit) Ps.	Total as of March 31, 2003 Ps.	Total as of March 31, 2002 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of beginning of the years	70,000,000	84,620,426	522,803,958	677,424,384	3,952,571	4,401,179	(10,201,618)	675,576,516	723,242,577
Issuance of common stock	141,975	483	6,166	148,624	—	—	—	148,624	—
Net income (loss) for the periods	—	—	—	—	—	—	82,283,163	82,283,163	(48,961,852)

Balances as of March 31, 2003	70,141,975	84,620,909	522,810,124	677,573,008	3,952,571	4,401,179	72,081,545	758,008,303	—

Balances as of March 31, 2002	70,000,000	84,620,426	522,803,958	677,424,384	3,952,571	4,401,179	(11,497,409)	—	674,280,725

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows(1)

For the nine-month periods

ended March 31, 2003 and 2002

	2003 (Notes 1 and 2) Ps.	2002 (Notes 1 and 2) Ps.
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the periods	82,283,163	(48,961,852)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
• Financial results	(71,315,958)	8,127,285
• Gain from sale of intangible assets	(2,097,878)	—
• Amortization of imparment of long-lived assets	(2,242,566)	—
• Depreciation of fixed assets	23,280,494	24,410,547
• Amortization of intangible assets	4,019,265	5,450,617
• Allowance for doubtful accounts	—	12,924,185
• Allowance for doubtful mortgage receivable	—	2,162,743
• Provision for contingencies	2,094,063	118,974
• Gain on early redemption of debt	(10,301,970)	(334,605)
• Net income in equity investments	(3,102,916)	(94,437)
• Recovery of provision for contingencies	—	(117,310)
• Recovery of allowance for doubtful accounts	(237,919)	—
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(253,012)	(688,023)
• Decrease (Increase) in other receivables and prepaid expenses	1,015,547	(3,425,270)
• Increase in intangible assets	(133,255)	(355,770)
• Decrease in inventory	760,116	6,331,505
• (Decrease) increase in trade accounts payable	(4,676,485)	9,270,716
• Decrease in customer advances	(2,029,242)	(8,811,943)
• Increase (Decrease) in salaries and social security payable	600,092	(546,822)
• (Decrease) increase in taxes payable	(4,874,300)	8,782,413
• Decrease in other liabilities	(3,641,822)	(1,091,958)
• Increase in related parties	3,353,415	3,459,756
• Increase in accrued interest	2,759,635	12,775,659

Net cash provided by operating activities	15,258,467	29,386,410

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(1,545,681)	(2,294,346)
• Acquisition of inventory	(6,729)	(427,959)
• Increase in investments	(43,859,453)	(645,158)
• Net proceeds from sale of fixed assets	2,097,878	—

Net cash used in investing activities	(43,313,985)	(3,367,463)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from loans granted by related parties	—	159,457,536
• Proceeds from short-term and long-term debt	69,928,890	24,471,090
• Payment of short-term and long-term debt	(7,859,557)	(6,658,800)
• Payment of loans granted by related parties	—	(91,628,211)
• Derivative instruments collateral deposit	—	(83,527,912)
• Financing costs	(227,248)	—
• Redemption of debt	(33,704,351)	(25,549,458)

Net cash provided by (used in) financing activities	28,137,734	(23,435,755)

Net increase in cash and cash equivalents	82,216	2,583,192

Cash and cash equivalents as of beginning of years	2,396,776	6,724,291

Cash and cash equivalents as of end of periods	2,478,992	9,307,483

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods

ended March 31, 2003 and 2002

	2003 Ps.	2002 Ps.
Additional information
Non-cash activities
—Increase in customer advances through a decrease in other liabilities	2,836,049	—
—Conversion of balances with related parties into unsecured convertible Notes	118,663,132	—
—Irrevocable contributions in related parties through a decrease in other non-current receivables with related parties	16,552,287	—
—Conversion of negotiable obligations into ordinary shares	148,624	—
—Increase en fixed assets through a decrease in other receivables and prepaid expenses	—	333,186

Eduardo Sergio Elsztain

President

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements

For the nine-month periods

ended March 31, 2003 and 2002

(expressed in constant Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

a)	Basis of presentation

In compliance with the provisions of Resolutions No. 368/01, 372/01 and 415/02 of the Argentine Securities Commission, these unaudited financial statements have been prepared in accordance with the valuation and disclosure criteria contained in Technical Resolutions No. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences (the “FACPCE”).

The financial statements for the nine-month periods ended March 31, 2003 and 2002 have not been audited. The Company’s management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

The financial result for the period ended March 31, 2003 does not necessarily reflect the net income for the year.

These unaudited financial statements must be considered in the light of the circumstances mentioned in Note 1 of unaudited consolidated financial statements.

b)	Consideration of the effects of inflation

These unaudited financial statements have been prepared in accordance with the Resolution 3/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, which established the application of Technical Resolution No. 6, with the amendments made by Technical Resolution No. 19 of the Federal Association of Professional Councils of Economic Sciences as from the financial years or interim periods closed after and including March 31, 2002.

In line with Pronouncement 441/03 of the National Securities Commission, dated April 8, 2003, as from March 1, 2003 the Company stopped applying the method of restatement of financial statement in uniform currency as established by Technical Resolution No. 6 with the amendments made by Technical Resolution No. 19 of the Federal Association of Professional Council of Economic Sciences.

In view of the above, the unaudited financial statements of the Company are being prepared in constant Argentine Pesos of February 28, 2003, having considered as the date of origination of the non-monetary items existing prior to December 31, 2001 the values recorded as of that date.

The effect of not applying the adjustment for inflation during March 2003 does not imply significant adjustments to the Company’s financial statements at March 31, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 1:	(Continued)

The indexes prepared on the basis of the Argentine general wholesale price index (“WPI”) have been applied to make that restatement.

The figures corresponding to the period ended March 31, 2002 have been updated to pesos of general purchasing power at February 28, 2003 for comparative purposes.

c)	New technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003. Consequently, the Company has prepared these financial statements in accordance with Resolutions Nos. 368/01, 372/01 and 415/02, as detailed in Note 1.a); such resolution does not envisage these changes and differ with the provisions contained in the accounting standards currently in force.

The main amendments introduced by the new Technical Resolutions involving significant adjustments to the Company’s financial statements are related to the recognition of income tax according to the deferred tax method, the recognition of derivatives and the valuation of credits and debts without an express rate at their current value.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed by the Company in the preparation of the unaudited financial statements, which have been applied consistently with respect to the previous period. (See Note 1 of unaudited consolidated financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

a.	Revenue recognition

a.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying unaudited balance sheets.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

a.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

a.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

For the nine-month periods ended March 31, 2003 and 2002, net revenues from Altocity.Com totaled Ps. 0.4 million and Ps. 1.3 million and had a net loss of Ps. 4.2 million and Ps. 13.0 million, respectively.

In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the nine-month period ended March 31, 2003, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

b.	Investments

b.1.	Current investments

Time deposits were valued at their face value, plus accrued interest at the closing of the period.

Mutual funds have been valued at quotation value in force at period end.

See the breakdown of current investments in Schedule D.

b.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.. See the breakdown of non-current investments in Schedule C.

At June 30, 2002, the Company recognized an impairment loss generated by the higher value of the shares paid by Shopping Neuquen S.A. amounting to Ps. 3.6 million.

The unaudited consolidated financial statements as of and for the nine-month period ended March 31, 2003 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquén S.A., Inversora del Puerto S.A., Alto Invest S.A., Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

c.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the period, as defined in Note 1.b).

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.a. 2. has been valued at its acquisition cost, adjusted for inflation at the end of the period.

At June 30, 2002, the Company recognized an impairment loss generated by the holding of non-current inventories amounting to Ps. 6.2 million.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.

d.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 1.b)., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.9 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

At June 30, 2002 the Company recognized an impairment loss generated by the holding of fixed assets amounting to Ps. 50.6 million.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

e.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 1.b)., net of accumulated amortization at period end.

See the breakdown of intangible assets in Schedule B.

e.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

e.2.	Deferred financing costs

Deferred financing costs represent expenses incurred in connection with the issuance of Notes, Senior Notes and unsecured convertible Notes by the Company mentioned in Note 3.g) (ii). These expenses are stated at cost, adjusted for inflation at the end of the period as described in Note 1.b)., less accumulated amortization. Amortization is calculated using the straight-line method over the term of the respective obligations.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

e.3.	Preoperating expenses

Preoperating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

e.4.	Advertising expenses

Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

e.5.	Investment projects

Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

e.6.	Goodwill

Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the period, as described in Note 1.b) and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The goodwill included in this caption are originated in the purchase of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. shares.

e.7.	Tenant list—Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the period, as described in Note 1.b) and is amortized using the straight-line method over a five years period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

f.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

g.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

h.	Allowance for doubtful accounts and mortgage receivable

The Company provides for losses relating to accounts and mortgage receivable. The determination of the allowance is based on the evaluation of several factors, including the tenant’s credit risk, the history of their accounts with the Company and the general economic conditions of the country.

Although the management used the information available to make its evaluations, adjustments can be made if future economic conditions differ considerably from the assumptions used.

These unaudited financial statements have been prepared taking into account all the significant facts that were reasonably used in these estimates.

i.	Income tax provision and asset tax provision

The Company determines the income tax charge by applying the 35% rate in force to the estimated taxable profit, without considering the effect of temporary differences between the accounting and taxable net income.

During the year ended June 30, 1999, Law No. 25,063 set out the asset tax for ten fiscal years. This tax supplements the income tax, because while the latter is levied on the taxable income for the year, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company’s tax liability is the higher of both taxes.

The amount of asset tax in excess of income tax in a given fiscal year can be computed as payment on account of income tax to be generated in the following ten years, in accordance with Law No. 25,360, thus modifying the initial term of four years.

The Company has considered the effect of this tax in determining the income tax provision for the period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

j.	Shareholders’ equity

The opening balances and account activity are stated in currency values of the relevant months, adjusted for inflation at the end of the period, as defined in Note 1.b).

k.	Results for the period

The results for the period are shown as follows:

—Income and expenses items are stated in the currency values of the relevant month, adjusted for inflation at the end of the period, as defined in Note 1.b).

—Charges for assets consumed (higher investment value amortization, fixed asset depreciation, intangible asset amortization and cost of properties) were determined based on the values recorded for such assets.

—Financial results are included in Note 3.k), broken down to show those generated by assets and by liabilities.

l.	Use of estimates

The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income tax and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

m.	Advertising expenses

The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 2.e.4 for details. Advertising and promotion expenses were approximately Ps. 0.016 million and Ps. 0.12 million for the nine-month periods ended March 31, 2003 and 2002, respectively.

n.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

The Company does not sponsor any employee stock ownership plans.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 2:	(Continued)

o.	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset, as mentioned in Notes 2.b.2, 2.c. and 2.d.. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

p.	Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

q.	Hedging instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

—Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the accompanying unaudited consolidated financial statements.

—Foreign currency forward-exchange contracts

The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company’s risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in the accompanying unaudited consolidated financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown	of the main captions is as follows:

a)	Cash and banks:

	2003 Ps.	2002 Ps.
Cash in local currency	80,061	70,821
Cash in foreign currency	212,417	391,718
Banks in local currency	877,208	8,714,318
Banks in foreign currency	598,699	128,856
Saving accounts	308,197	—

	2,076,582	9,305,713

b)	Accounts receivable, net:

	2003 Ps.	2002 Ps.
Current
Leases and services receivable	12,332,755	15,858,229
Pass-through expenses receivable	6,950,977	7,693,702
Debtors under legal proceedings	15,500,630	29,065,712
Checks to be deposited	5,025,931	12,115,587
Mortgage receivable	333,537	364,068
Notes receivable	195,097	600,198
Credit card receivable	—	1,069,569
Less:
Allowance for doubtful accounts (Schedule E)	(27,457,703)	(41,900,692)

Total	12,881,224	24,866,373

Non-current
Leases and services receivable	—	2,455,775
Pass-through expenses receivable	—	626,180
Mortgage receivable	1,221,037	2,587,317

Total	1,221,037	5,669,272

	14,102,261	30,535,645

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

c)	Other receivables and prepaid expenses, net:

	2003 Ps.	2002 Ps.
Current
Related parties (Note 5)	15,896,793	31,033,723
Prepaid services	635,576	—
Interest rate swap receivable	457,817	—
Dividends receivable (Note 5)	426,461	709,932
Guarantee deposits(i)	307,123	1,367,881
Prepaid expenses	218,705	432,421
Prepaid gross sales tax	186,272	379,542
Other tax credits	43,248	93,369
Tax credit certificates	19,801	—
Other	440,390	623,968

Total	18,632,186	34,640,836

Non-current
Asset tax credits	18,851,711	24,370,272
Interest rate swap receivable(ii)	12,132,500	12,086,171
Mortgage receivable	2,208,275	3,676,115
Prepaid gross sales tax	250,227	562,757
Income tax	31,468	184,426
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(3,676,115)

Total	31,265,906	37,203,626

	49,898,092	71,844,462

(i)	Includes Ps. 107,922 which are restricted (see Note 7.a)
(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York, 2) a liability of US$ 69.1 million and 3) a right of Ps. 69.1 million arising from a Swap agreement (See Note 7.c) and 9.i).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

d)	Inventory, net:

	2003 Ps.	2002 Ps.
Current
Torres de Abasto	555,153	2,081,369

Total	555,153	2,081,369

Non-current
Alcorta Plaza	16,867,638	19,034,149
Air space Supermercado Coto—Agüero 616	9,042,202	13,143,720

Total	25,909,840	32,177,869

	26,464,993	34,259,238

e)	Trade accounts payable:

	2003 Ps.	2002 Ps.
Current
Suppliers	3,849,812	11,742,584
Accruals	1,509,563	2,899,213
Imports payable	1,018,479	2,260,708

Total	6,377,854	16,902,505

Non-current
Imports payable	4,042,896	8,376,521

Total	4,042,896	8,376,521

	10,420,750	25,279,026

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

f)	Customer advances:

	2003 Ps.	2002 Ps.
Current
Admission rights(i)	5,322,048	11,265,065
Lease advances(ii)	2,414,261	5,873,201
Torres Abasto advances	381,954	1,102,940
Guarantee deposits	156,496	260,518

Total	8,274,759	18,501,724

Non-current
Admission rights(i)	11,649,337	22,716,817
Lease advances(ii)	11,508,956	17,288,892
Guarantee deposits	276,418	458,988

Total	23,434,711	40,464,697

	31,709,470	58,966,421

(i)	Balance corresponds to admission rights paid by the tenants of the shopping centers. Included as non-current there are Ps. 4,500,000 paid by NAI International II, Inc. to be applied to the Rosario shopping cinema complex to be built.
This advance payment does not accrue any interest as long as the Company does not cancel the development of the Rosario project.
(ii)	As of March 31, 2003 lease and services advances include current and non-current balances of Ps. 1.2 million and Ps. 8.4 million, respectively, corresponding to advances made by Hoyts Cinemas for the construction of the cinema complexes at the Abasto and Alto Noa shopping centers.
These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of March 31, 2003 the six-month LIBOR was 1.23%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

g)	Short-term and long-term debt:

	2003 Ps.	2002 Ps.
Short-term debt
—Banks
Banca Nazionale del Lavoro loan	—	26,171,581
Citibank loan	—	15,877,426
Bank Boston loan	—	13,731,356
Banco Río de la Plata loan	—	8,723,860
Banco Galicia loan	—	3,489,544
Accrued interest	—	1,174,610

Subtotal	—	69,168,377

—Financial
Seller financing(i)	4,995,003	5,435,260
Accrued interest(i)	572,210	612,325
Accrued interest for Notes, Senior Notes and unsecured convertible Notes(ii)	5,188,862	6,329,093

Subtotal	10,756,075	12,376,678

Total	10,756,075	81,545,055

Long-term debt
—Financial
Notes, Senior Notes and unsecured convertible Notes(ii)	208,256,586	151,061,121

Subtotal	208,256,586	151,061,121

Total	208,256,586	151,061,121

	219,012,661	232,606,176

(i)	Includes Ps. 3,837,220 related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999, of which Ps. 1,729,993 relates to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of March 31, 2003 the six-month LIBOR was 1.23%.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

(ii)	Includes:

a)	Ps. 49.8 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On October 7, 2002 the Company settled semiannually interest accrued at the end of the period.

b)	Ps. 9.6 million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of March 31, 2003, the rate applied to this debts was 8% per annum.

Interest on the Senior Notes are payable quarterly beginning on July 17, 2001. On April 21, 2003 the Company settled quarterly interest accrued at the end of the period.

These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.’s equity.

The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

c)	The amount of Ps. 148.9 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price of US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

On January 15, 2003 the Company settled interest accrued at the end of the period.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Notes B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

h)	Salaries and social security payable:

	2003 Ps.	2002 Ps.
Provision for vacation and bonuses	1,079,025	1,844,826
Social security payable	231,299	479,627
Other	7,437	73,814

	1,317,761	2,398,267

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

i)	Taxes payable:

	2003 Ps.	2002 Ps.
VAT payable, net	1,150,065	5,570,720
Asset tax payable, net	1,437,354	3,320,421
Gross sales tax payable	278,274	910,255
Gross sales tax withholdings	217,241	453,897
Tax on corporate indebtedness(i)	37,532	55,200
Other tax withholdings	39,729	76,022
Property tax provision	17,445	151,911
Other taxes	—	963,705

Total	3,177,640	11,502,131

(i)	Effective January 1, 1999 interest payable is subject to a 15% tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted March 12, 2000, this tax was gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

j)	Other liabilities:

	2003 Ps.	2002 Ps.
Current
Withholdings and guarantee deposits	299,474	605,125
Contributed leasehold improvements(i)	212,220	160,715
Other	11,362	149,196

Total	523,056	915,036

Non-current
Provision for contingencies(ii) (Schedule E)	3,888,268	3,187,551
Contributed leasehold improvements(i)	954,980	883,937
Withholdings and guarantee deposits	12,000	19,976

Total	4,855,248	4,091,464

	5,378,304	5,006,500

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the nine-month periods ended March 31, 2003 and 2002.
(ii)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

k)	Financial results, net:

	2003 Ps.	2002 Ps.
Financial results generated by assets:
Interest income	2,201,261	1,165,919
Interest income from related parties (Note 5)	3,630,399	4,826,191
Loss on exposure to inflation	(10,053,970)	(36,714,383)

Total	(4,222,310)	(30,722,273)

Financial results generated by liabilities:
Exchange differences, net	62,127,373	(82,465,975)
Interest income (expense) with related parties (Note 5)	8,929,547	(14,494,907)
Gain on exposure to inflation	6,522,974	131,908,319
Gain on early redemption of debt(i)	3,217,435	—
Interest expense	(13,481,985)	(70,042,675)
Other	(765,713)	(915,598)

Total	66,549,631	(36,010,836)

	62,327,321	(66,733,109)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 3:	(Continued)

l)	Other income (expense), net:

	2003 Ps.	2002 Ps.
Gain (loss) on early redemption of debt(i)	6,400,653	(395,877)
Gain from sale of intangible assets	2,097,878	—
Recovery of allowance for doubtful accounts	237,919	—
Provision for contingencies, net	(2,094,063)	(1,665)
Allowance for doubtful mortgage receivable	—	(2,162,743)
Write-off of abandoned investment projects	—	(333,231)
Other	157,251	85,733

	6,799,638	(2,807,783)

(i)	During the nine-month period ended March 31, 2003, the Company redeemed Senior Notes for Ps. 32.44 million which originated a charge of Ps. 0.7 million relating to the amortization of deferred financing costs.

NOTE 4:	COMMON STOCK

As of March 31, 2003, the capital stock consisted of 701,419,750 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date

Shares issued for cash	400	Extraordinary Shareholders’ Meeting	29.10.87	29.12.1987

Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	26.10.88	29.12.1988

Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	25.10.89	05.02.1990

Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	31.08.95	15.03.1996

Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	29.10.96	15.05.1998

Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.03.98	21.10.1999

Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending

Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending

Shares issued for cash	141,975	See Note 11	24.01.03	Pending

	70,141,975

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the nine-month periods ended		Balance receivable (payable) as of
			31.03.2003 Ps.	31.03.2002 Ps.	31.03.2003 Ps.	31.03.2002 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(1,821,331)	(123,081)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Non Current payable with related parties	—	—	—	(55,281,501)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	20,131	895,547
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	114,941	252,871	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest expense	6,069,260	(11,265,113)	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(10,840)
Parque Arauco S.A.	Shareholder	Interest expense	3,058,583	(3,229,794)	—	—
Parque Arauco S.A.	Shareholder	Non Current payable with related parties	—	—	—	(27,845,327)
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(915,506)	—
Tarshop S.A.	Subsidiary	Leases	191,466	405,538	—	—
Tarshop S.A.	Subsidiary	Interest income	1,491,957	2,947,466	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	14,102,877	23,111,456
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	—	—
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	124,853
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	981,311	110,050
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(1,042,286)	(191,424)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees	109,008	227,406	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	351,461	585,079
Emprendimiento Recoleta S.A.	Subsidiary	Interest expense	(11,412)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees	90,840	187,673	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	72,796	—
Fibesa S.A.	Subsidiary	Interest expense	(186,164)	—	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(2,215,610)	(2,721,408)
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	16,566	20,918
E-Commerce Latina S.A.	Equity investee	Administration fees	4,542	—	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	47,167	240,807
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(22,242)	(75,509)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	31,782	—	—	—
Alto Invest S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	—	25,901
Alto Invest S.A.	Subsidiary	Current payable with related parties	—	—	(87,909)	—
Alto Invest S.A.	Subsidiary	Interest expense	(720)	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	—	6,557,024
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(81)	(1,041,987)
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(174,795)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	8,143	72,020
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(46,920)	(239,206)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	647,802	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 6:	NET INCOME (LOSS) IN RELATED COMPANIES

The breakdown of the net income (loss) in related companies is the following:

	2003 Ps.	2002 Ps.
Income in related parties	3,102,916	94,437
Amortization of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. goodwill	(1,773,062)	(1,773,062)

	1,329,854	(1,678,625)

NOTE 7:	RESTRICTED ASSETS

Further to the comments in Note 3.g) (ii) b), the Company owns the following restricted assets:

a)	At March 31, 2003, in the other receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40—Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At March 31, 2003, there was Ps. 14.4 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At March 31, 2003 there is a balance of Ps. 149 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Notes 3.c (ii).

NOTE 8:	MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 9:	DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At March 31, 2003 and 2002, the Company had the following derivative activity:

(i)	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the unaudited consolidated financial statements. During the nine-month periods ended March 31, 2003 and 2002, the Company recognized a gain of Ps. 3.71 million and Ps. 2.11 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(ii)	Foreign currency forward-exchange contracts

The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company’s risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts was not recognized in the accompanying unaudited consolidated financial statements. At March 31, 2003 and 2002, the Company does not hold any foreign currency forward-exchange contract outstanding and during the nine-month period ended March 31, 2002 recognized a loss of Ps. 1.7 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 10:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 11:	ISSUE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

—Issue currency: US dollars.

—Due date: July 19, 2006.

—Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

—Payment currency: US dollars or its equivalent in pesos.

—Conversion right: the Notes shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

—Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements—(Continued)

NOTE 11:	(Continued)

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convetible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Notes B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

On January 24, 2003 three holders of Convertible Negotiable Obligations in ordinary shares of the Company, exercised their right to convert them for a total of US$ 46,000 leading to the issuing of 1,419,750 ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At March 31, 2003 Convertible Negotiable Obligations amounted to US$ 49,954,000.

NOTE 12:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, 5% of the net profits of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ALTO PALERMO S.A. (APSA )

Fixed Assets

For the nine-month periods

ended March 31, 2003 and 2002

Schedule A
Items	Original value			Depreciation							Net carrying value as of March 31, 2003 Ps.	Net carrying value as of March 31, 2002 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	For the period			Accumulated as of end of the period Ps.		Impairment Ps.
					Rate %		Amount Ps.(1)
Properties:
Shopping centers:
—Abasto	250,310,350	—	250,310,350	32,885,681	(	*)	5,714,839	38,600,520		—	211,709,830	219,283,615
—Alto Avellaneda	176,314,008	2,028	176,316,036	51,488,748	(	*)	6,724,754	58,213,502		24,051,742	94,050,792	127,063,438
—Paseo Alcorta	103,959,833	745	+103,960,578	27,906,621	(	*)	3,011,868	30,918,489		—	73,042,089	77,036,173
—Patio Bullrich	158,456,724	—	158,456,724	24,385,202	(	*)	4,895,153	29,280,355		—	129,176,369	135,706,512
—Alto Noa	42,852,936	2,638	42,855,574	6,412,014	(	*)	1,521,126	7,933,140		13,711,465	21,210,969	36,953,771
Caballito plots of land	8,821,673	—	8,821,673	—	—		—	—		—	8,821,673	8,821,673
Rosario plots of land	41,100,446	—	41,100,446	—	—		—	—		—	41,100,446	41,101,463
Other	13,073,778	—	13,073,778	534,262	(	*)	94,506	628,768		1,093,850	11,351,160	12,571,332
Leasehold improvements	2,884,592	—	2,884,592	2,009,709	(	*)	408,939	2,418,648		—	465,944	1,012,862
Facilities	565,091	—	565,091	223,039	10		39,233	262,272		—	302,819	355,332
Furniture and fixtures	4,426,866	21,748	4,448,614	3,217,876	10		185,143	3,403,019		—	1,045,595	1,367,216
Vehicles	125,341	—	125,341	125,341	33		—	125,341		—	—	3,802
Computer equipment	9,764,673	245,850	10,010,523	7,936,684	33		168,594	8,105,278		—	1,905,245	1,903,832
Software	2,876,192	243,059	3,119,251	1,514,789	20		516,339	2,031,128		—	1,088,123	1,387,193
Work in progress:
—Caballito	27,726,483	—	27,726,483	—	—		—	—		11,747,100	15,979,383	27,727,168
—Rosario	14,946,515	180,928	15,127,443	—	—		—	—		—	15,127,443	14,825,295
—Patio Bullrich	229,806	4,883	234,689	—	—		—	—		—	234,689	228,953
—Leasehold improvements	1,186,686	496,173	1,682,859	—	—		—	—		—	1,682,859	1,163,327
—Paseo Alcorta	190,049	347,627	537,676	—	—		—	—		—	537,676	51,914
Other	1,572	—	1,572	1,572	—		—	1,572		—	—	—

Total as of March 31, 2003	859,813,614	1,545,679	861,359,293	158,641,538	—		23,280,494	181,922,032	(2)	50,604,157	628,833,104	—

Total as of March 31, 2002	857,015,660	2,294,346	859,310,006	126,334,588	—		24,410,547	150,745,135		—	—	708,564,871

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of period depreciation charges in the statements of income is included in Schedule H.
(2)	Net of the amortization of the period of Ps. 2,242,566. See Schedule E.

ALTO PALERMO S.A. (APSA )

Intangible Assets

For the nine-month periods

ended March 31, 2003 and 2002

Schedule B

Items	Original value				Amortization					Net carrying value as of March 31, 2003 Ps.	Net carrying value as of March 31, 2002 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the period		Accumulated as of end of the period Ps.
							Rate %	Amount Ps.(1)
Trademarks	480,228	—	(262)	479,966	135,915	(190)	10	34,670	170,395	309,571	360,679
Deferred financing costs	9,535,356	227,248	—	9,762,604	6,568,304	—	20/25	1,458,999	8,027,303	1,735,301	3,162,234
Preoperating expenses:
—Abasto Shopping	9,818,569	—	—	9,818,569	9,818,569	—	33	—	9,818,569	—	—
—Caballito	908,901	109,800	—	1,018,701	—	—	—	—	—	1,018,701	875,311
—Rosario Project	419,103	22,137	—	441,240	—	—	—	—	—	441,240	414,049
—Alto shopping	26,319	—	—	26,319	—	—	—	—	—	26,319	26,319
Advertising:
—Torres Abasto	4,167,541	—	—	4,167,541	4,113,365	—	(2)	15,421	4,128,786	38,755	74,600
—Abasto	1,538,727	—	—	1,538,727	1,538,727	—	—	—	1,538,727	—	—
Investment projects:
—Multiespacio	90,112	—	—	90,112	90,112	—	—	—	90,112	—	—
Goodwill:
—Tarshop S.A.	629,739	—	—	629,739	260,768	—	10	49,059	309,827	319,912	380,554
—Inversha S.A.	1,132,591	—	—	1,132,591	435,503	—	10	81,765	517,268	615,323	724,085
—Pentigras S.A.	660,206	—	—	660,206	272,741	—	10	50,876	323,617	336,589	404,760
—Fibesa S.A.	21,217,024	—	—	21,217,024	4,243,406	—	10	1,591,362	5,834,768	15,382,256	17,509,203
Tenant list Patio Bullrich	4,706,707	—	—	4,706,707	3,530,023	—	20	706,044	4,236,067	470,640	1,412,055
Other	270,956	1,318	—	272,274	57,696	—	33	31,069	88,765	183,509	226,581

Total as of March 31, 2003	55,602,079	360,503	(262)	55,962,320	31,065,129	(190)	—	(3) 4,019,265	35,084,204	20,878,116	—

Total as of March 31, 2002	88,049,316	355,770	—	88,405,086	57,384,039	—	—	(4) 5,450,617	62,834,656	—	25,570,430

(1)	The accounting application of the amortization for the period is set forth in Schedule H.
(2)	They are amortized under the percentage-of-completion method.
(3)	Includes Ps. 1,045,279 allocated in Note 3.l), Ps. 413,720 in Note 3.k) and Ps. 137,073 in Note 6.
(4)	Includes Ps. 949,194 allocated in Note 3.l), Ps. 1,575,708 in Note 3.k) and Ps. 1,773,012 in Note 6.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Unaudited Balance Sheets as of March 31, 2003 and 2002

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 31.03.2003 Ps.	Value recorded as of 31.03.2002 Ps.	Issuer’s information
					Last financial statement						Interest in common stock
					Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders’ equity Ps.
Non-current Investments
Pérez Cuesta S.A.C.I.—Equity value Pérez Cuesta S.A.C.I.—Higher investment value	1	2,500,000	5,508,470 7,523,927	6,737,400 7,706,855	Real estate investments	Av. Acceso Este 3280 - Mendoza	31.03.03	13,225,000	(6,022,834)	47,327,208	18.90%
Tarshop S.A.—Equity value Tarshop S.A.—Irrevocable contributions	1	4,000,000	709,353 439,636	6,604,960 439,636	Credit card	Lavalle 1290 - 7º Floor - Bs.As.	31.03.03	5,000,000	(5,547,399)	1,436,264	80%
Emprendimiento Recoleta S.A.—Equity value	1	6,765,150	14,412,299	15,829,785	Building	Av. Pueyrredón 2501 - Bs.As.	31.03.03	13,265,000	(1,722,639)	28,259,411	51%
Shopping Neuquén S.A.—Equity value Shopping Neuquén S.A.—Higher investment value(1) Shopping Neuquén S.A.—Irrevocable contributions	1	2,081,706	1,806,755 3,361,495 4,623,112	1,997,773 7,007,936 4,359,853	Development of Undertakings	Rivadavia 86 3º Floor Of.9 -Neuquén	31.03.03	2,200,000	(79,880)	6,532,537	94.623%
Inversora del Puerto S.A.—Equity value	1	11,999	(888,335)	(798,843)	Real estate investments	Florida 537 - 18º Floor - Bs.As. Capital Federal	31.03.03	12,000	(16,650)	134,596	99.9917%
Shopping Alto Palermo S.A.—Equity value Shopping Alto Palermo S.A.—Irrevocable contributions	1	63,233,265	186,986,875 60,221,352	155,615,390 —	Real estate investment and development	Hipólito Yrigoyen 440 2º Floor - Bs.As.	31.03.03	63,233,265	10,568,577	247,208,229	99.9999%
Alto Invest S.A.—Equity value Alto Invest S.A.—Irrevocable contributions	1	1,410,320	(2,414,130 2,651,765)	(1,511,173 2,455,730)	E-Commerce	25 de Mayo 359 12º Floor - Bs.As.	31.03.03	1,867,271	(85,423)	698,226	85.91%
E-Commerce Latina S.A. —Equity value E-Commerce Latina S.A. —Irrevocable contributions	1	12,000	(6,878,659 10,990,910)	(2,900,804 10,990,910)	Holding	Florida 537 - 18º Floor Bs.As.	31.03.03	24,000	(4,080,827)	8,224,503	50%
Fibesa S.A.—Equity value	0.00000001	999,900	3,577,903	3,126,787	Agent	Hipólito Yrigoyen 440 3º Floor - Bs.As.	31.03.03	0.01	1,332,366	3,578,260	99.99%
Total			292,632,728	217,662,195

(1)	Includes an impairment of Ps. 3,646,295. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheet as of March 31, 2003 and 2002

Schedule D

Items	Value as of 31.03.2003 Ps.	Value as of 31.03.2002 Ps.
Current
Time deposits	395	—
Mutual Funds	402,015	1,770

Total	402,410	1,770

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month periods

ended March 31, 2003 and 2002

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Carrying value as of March 31, 2003 Ps.	Carrying value as of March 31, 2002 Ps.

Deducted from assets:

Allowance for doubtful accounts	35,127,050	—	(1) (7,669,347)	27,457,703	41,900,692

Allowance for doubtful mortgage receivable	2,481,439	—	(2) (273,164)	2,208,275	3,676,115

Impairment of non-current investments	3,646,295	—	—	(7) 3,646,295	—

Impairment of non-current inventory	6,277,961	—	—	(8) 6,277,961	—

Impairment of fixed assets	52,846,723	—	(5) (2,242,566)	(6) 50,604,157	—

Included in liabilities:

Provision for contingencies	8,810,977	(4) 2,094,063	(3) (7,016,772)	3,888,268	3,187,551

Total as of March 31, 2003	109,190,445	2,094,063	(17,201,849)	94,082,659	—

Total as of March 31, 2002	44,514,909	(9) 15,205,902	(10) (10,956,453)	—	48,764,358

(1)	Includes Ps. 416,927 related to recoveries of the period and Ps. 7,252,420 related to exposure to inflation
(2)	Related to exposure to inflation.
(3)	Includes Ps. 2,815,098 reclassified to customer advances, Ps. 3,320,640 paid during the period and Ps. 881,034 related to exposure to inflation.
(4)	Set forth in Note 3.l).
(5)	Set forth in Schedule H.
(6)	Set forth in Schedule A.
(7)	Set forth in Schedule C.
(8)	Set forth in Schedule F.
(9)	Includes Ps. 13,111,839 allocated in Schedule H and Ps. 2,094,063 allocated in Note 3.l.
(10)	Includes Ps. 117,310 allocated in Note 3.l and Ps. 10,839,143 related to exposure to inflation.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the nine-month periods

ended March 31, 2003 and 2002

Schedule F

	2003 Ps.		2002 Ps.
Cost of leases and services
Expenses (Schedule H)		23,874,883	36,450,398

Cost of leases and services		23,874,883	36,450,398

Cost of sales and development properties
Stock as of beginning of years	(1)	27,218,381	40,163,085
Purchases of the periods		6,729	427,959
Expenses (Schedule H)		42,169	370,454
Rescissions of sales contracts		—	(119,537)
Properties delivered		(108,389)	(837,607)
Stock as of end of the periods	(1)	(26,464,993)	(34,259,238)

Cost of sales and development properties		693,897	5,745,116

(1)	Includes Ps. 6,277,961 of impairment of non-current inventory allocated in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2003 and 2002

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of March 31, 2003 Ps.	Total as of March 31, 2002 Ps.
Assets
Current Assets
Cash and banks	US$	281,637	2.88	811,116	520,574
Other receivables and prepaid expenses	US$	153,630	2.98	457,817	—

		435,267		1,268,933	520,574

Non-Current Assets
Other receivables and prepaid expenses, net(*)	US$	(19,125,000)	2.98	(56,992,500)	(102,986,216)

		(19,125,000)		(56,992,500)	(102,986,216)

Total Assets as of March 31, 2003		(18,689,733)		(55,723,567)	—

Total Assets as of March 31, 2002		—		—	(102,465,642)

Liabilities
Current Liabilities
Trade accounts payable	US$	341,772	2.98	1,018,479	2,260,708
Short-term debt	US$	1,606,686	2.98	4,787,925	4,227,685

		1,948,458		5,806,404	6,488,393

Non-current Liabilities
Trade accounts payable	US$	1,356,677	2.98	4,042,896	8,376,521
Long-term debt	US$	49,954,000	2.98	148,862,920	—

		51,310,677		152,905,816	8,376,521

Total Liabilities as of March 31, 2003		53,259,135		158,712,220	—

Total Liabilities as of March 31, 2002		—		—	14,864,914

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the nine-month periods

ended March 31, 2003 and 2002

Schedule H

Items	Total as of March 31, 2003 Ps.	Cost of leases and services Ps.	Cost of sales and development properties Ps.	Expenses		Total as of March 31, 2002 Ps.
				Administrative Ps.	Selling Ps.
Depreciation and amortization	21,825,541	21,402,059	—	408,061	15,421	26,156,654
Condominium expenses	1,326,355	1,326,355	—	—	—	8,306,518
Parking	1,063,983	1,063,983	—	—	—	1,972,919
Taxes, rates, contributions and services	1,034,866	16,596	—	1,018,270	—	966,453
Salaries and bonuses	815,644	—	—	815,644	—	2,430,484
Fees and payments for services	814,640	—	—	814,640	—	1,472,777
Insurance	424,242	—	—	424,242	—	208,495
Maintenance and repairs	379,568	—	31,905	347,663	—	423,059
Rental	281,447	65,890	—	215,557	—	844,995
Bank charges	178,437	—	—	178,437	—	275,521
Personnel	164,494	—	—	164,494	—	229,466
Stationery	152,563	—	—	152,563	—	301,494
Social security contributions	142,978	—	—	142,978	—	453,083
Control authorities expenses	134,796	—	—	134,796	—	141,490
Freight and transportation	40,987	—	—	40,987	—	75,551
Advertising	15,967	—	—	—	15,967	118,062
Allowance for doubtful accounts	—	—	—	—	—	12,924,185
Fees for directors	—	—	—	—	—	41,876
Computer sevices	—	—	—	—	—	7,807
Other	141,435	—	10,264	74,071	57,100	585,014

Total as of March 31, 2003	28,937,943	23,874,883	42,169	4,932,403	88,488	—

Total as of March 31, 2002	—	36,450,398	370,454	7,385,453	13,729,598	57,935,903

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of March 31, 2003 and 2002

Schedule I

	2003								2002
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (1)(4)	Investments (8)	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	2,046,641	—	—	—	182,909	1,500,000	—	—	8,692,849	—	—	—	87,705,078	2,497,050

Past due	—	1,299,710	—	3,018,250	—	—	—	—	—	9,567,725	235,405	8,823,897	—	—	—	—

To mature
In three months	402,410	9,325,547	15,479,318	1,862,942	2,644,642	2,130,035	—	2,216,621	1,770	10,733,694	1,749,064	4,435,144	3,972,367	26,487,073	—	8,391,620
Between 4 and 6 months	—	1,159,062	217,957	370,573	2,094,757	3,058,827	6,080,488	822,321	—	2,978,243	22,936,361	653,420	3,852,857	42,681,304	—	388,268
Between 7 and 9 months	—	1,073,218	206,279	271,827	1,746,004	—	—	1,493,370	—	1,251,164	120,961	566,795	3,852,858	—	—	5,204,593
Between 10 and 12 months	—	23,687	681,991	854,262	1,789,356	5,567,213	—	486,145	—	335,547	906,196	2,423,249	6,823,642	12,376,678	—	830,953
Between 1 and 2 years	—	113,320	19,002,680	955,408	5,062,157	9,560,666	—	2,600,499	—	3,423,138	24,768,547	1,601,142	9,110,554	—	—	851,216
Between 2 and 3 years	—	115,885	12,194,238	955,408	3,349,778	49,833,000	—	212,230	—	206,954	12,226,860	1,601,142	6,102,532	65,428,953	—	160,715
Between 3 and 4 years	—	135,756	26,664	955,408	2,335,927	148,862,920	—	212,230	—	224,107	78,785	1,601,142	4,485,258	85,632,168	—	160,716
In greater than 4 years	—	856,076	42,324	1,176,672	12,686,849	—	—	330,289	—	1,815,073	129,434	3,573,095	20,766,353	—	—	421,767

Total to mature	402,410	12,802,551	47,851,451	7,402,500	31,709,470	219,012,661	6,080,488	8,373,705	1,770	20,967,920	62,916,208	16,455,129	58,966,421	232,606,176	—	16,409,848

Total with fixed term	402,410	14,102,261	47,851,451	10,420,750	31,709,470	219,012,661	6,080,488	8,373,705	1,770	30,535,645	63,151,613	25,279,026	58,966,421	232,606,176	—	16,409,848

Total	402,410	14,102,261	49,898,092	10,420,750	31,709,470	219,012,661	6,263,397	9,873,705	1,770	30,535,645	71,844,462	25,279,026	58,966,421	232,606,176	87,705,078	18,906,898

(1)	Does not accrue interest, except for Ps. 1,554,574 that accrue interest at a variable market rate,
(2)	Accrue interest at a fixed and variable market rate,
(3)	Includes Ps. 14,102,877 that accrue interest at a fixed rate,
(4)	Represents salaries and social security payable, taxes payable and other liabilities,
(5)	Includes Ps. 9,653,579 that accrue interest at a variable market rate,
(6)	Includes Ps. 5,061,375 that accrue interest at a variable market rate,
(7)	Includes Ps. 2,215,610 that accrue interest at a fixed rate,
(8)	Accrue interest at a fixed rate,

ALTO PALERMO S.A. (APSA)

BUSINESS OVERVIEW AS OF MARCH 31, 2003

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period,

Alto Palermo S.A. (APSA) reports its results for the first nine months of fiscal year 2003

Buenos Aires, May 12, 2003—Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA) and alternatively, the “Company”, one of the leading corporations in the real estate market engaged in the possession, development, management and acquisition of Shopping Centers in Argentina, reports its results for the first nine months of fiscal year 2003, ended March 31, 2003.

The financial statements ended March 31, 2003 recognize the effects of inflation until February 28, 2003, date in which the inflation adjustment method of financial statements was discontinued by regulation of the Comisión Nacional de Valores. Figures for the period ended March 31, 2002 have been restated at the closing date, adjusted by the coefficient 1.6647 according to the wholesale price index between July, 2002 and February, 2003.

The Net income for the nine-month period ended March 31, 2003 was a gain of Ps. 82.3 million, which considerably contrasts with the Ps. 49.0 million loss for the same period of the previous year. Results for the nine-month period ended March 31, 2002 have been affected by the financial loss of Ps. 67.7 million, explained by the high interest rates and the uncertainty generated in the context of a severe economic crisis.

With regard to the net income for the nine-month period ending March 31, 2003, it is mainly explained by a Net Financial Result of Ps. 65.0 million, mostly originated by positive exchange rate differences due to our financial exposure in foreign currency and its depreciation against the Argentine Peso during the last months. Furthermore, the debt buyback at discount during these nine months produced a gain of Ps. 19.7 million.

As of March 31, 2003, total revenues amounted to Ps. 81.1 million, being 48.6% lower than total revenues for the same period of the previous year. This drop is attributable to the reduction in real terms of collected leases, which indicates that revenues grew at a lower pace than inflation.

Gross profit for the period totaled Ps. 28.6 million, 63.8% lower than gross profit for the same period of the previous year. This result is a consequence of the effect mentioned before, added to the higher depreciation in respect of our revenues recorded during the present period in which our Shopping Centers have maintained their values in real terms, consequently originating higher charges under this concept.

The consolidated operating result for the period showed a gain of Ps. 6.3 million, 70.7% less than the same period of the previous year. Excluding Tarshop’s negative results, the operating result for the period was a Ps. 11.8 million gain.

ALTO PALERMO S.A. (APSA)

Consolidated net income before interest, taxes, depreciation and amortization (EBITDA(1)) for the nine-month period totaled Ps. 56.8 million, 24.2% less than the EBITDA for the same period of the previous year.

Comments on the operations performed during the quarter

After a historic GDP fall of 10.9%—the second worst in the world during 2002—accompanied by a severe political, social and institutional crisis, the first quarter of 2003 did not surrender to the uncertainty generated by presidential elections and kept the path of economic recovery started a few months ago.

The economic pace of the country definitively reverted a four-year recession trend, led by a recovery of the industrial activity, mainly in sectors related to exports and to the substitution of imports. This sector accumulates a 20.2% rise for the first three months, compared to the same period last year, according to the monthly industrial indicator provided by the INDEC(2).

The decline in the demand for dollars, explained by a lower capital outflow from the country, and the collapse of imports that generated a strong trade surplus, strengthened the exchange rate appreciation in 12% during the quarter(3)—24% from its peak in June 2002—although an active policy in the foreign exchange market, aiming to raise foreign reserves, was carried out by the Central Bank of the Argentine Republic (“BCRA”). This evolution of the exchange rate positively affected our financial position with a Ps. 62.7 million benefit on an Exchange Gain, given the exposure of our dollar-denominated financial structure, mainly through the Convertible Notes.

(1)	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
(2)	Instituto Nacional de Estadística y Censos (National Institute of Statistics & Census)
(3)	According to Banco de la Nación Argentina selling exchange rate as of March 31 de 2003.

ALTO PALERMO S.A. (APSA)

Alternatively, the achievement of fiscal goals exceeding the amount agreed with the International Monetary Fund, which reached a Ps. 1,790 primary surplus—19% over the agreed amount—contributed to strengthen the insipient economic stability.

In this context of investors’ confidence recovery, in which was also possible the total opening of the “corralón” (frozen deposits), the time deposits for the third quarter of 2003 increased by Ps. 6,162 million.

Moreover, the index measuring consumers’ confidence showed a positive trend for three months in a row, accumulating a 36% increase from its bottom in the second quarter of 2002. This variable, together with a slight increase of the consumer price index—2.5% for the quarter—helped local consumers to keep their growing spending pace in our Shopping Centers.

Quarterly averages

Source: Centro de Investigación en Finanzas of the Universidad Torcuato Di Tella.

In spite of the appreciation of the real exchange rate, Argentina continued to be one of the preferred tourist destinations of South America for shopping. The country not only has substantial exchange advantages over its neighbors, but also offers an increasing wide range of tourist destinations, very complete and attractive to different kind of public. During the quarter, the inflow of people through Ezeiza International Airport considerably increased by 45.4%, as compared to the same period of the previous year. This was basically due to the fact that a year ago, Argentina was facing one of the major crises in its history.

With regard to this tourist inflow—a consumer with higher purchasing power and higher average spending level—we continue attracting this public to our Shopping Centers though strategic marketing actions.

In line with this, our tenant’s sales kept showing the sustained increase which is being evidenced as from the second half of 2002. During the three months ended March 31, 2003, sales reached Ps. 218.2 million; 61.6% higher than those for the same period last year. In real terms, this was a 19.4% improvement(4).

(4)	Deflated by the Consumer Price Index made by the INDEC.

ALTO PALERMO S.A. (APSA)

On the other hand, the upsurge in commercial activity was reflected in the increase of our occupancy levels, reaching practically pre-crisis historic peaks. The evolution of this variable, not only refers to an improvement of our business, but also shows the excellent quality of our shopping center portfolio, which have a better performance regarding to their demand by potential tenants.

In view of the improvement of our tenant’s position, we continue to apply the Coeficiente de Estabilización de Referencia (“CER”) upon a part of the contracts converted into pesos (“pesificados”) and increased the collection in concept of key money upon the signing or renewal of lease agreements in our Shopping Centers.

Revenues from Leases and Services

Fiscal Year 2003
1st Quarter As of Sepember 30, 2002	2nd Quarter As of December 31, 2002	3rd Quarter As of March 31, 2003
Ps. 19,915,801	Ps. 21,216,145	Ps. 21,518,244

ALTO PALERMO S.A. (APSA)

Principal Financial Indicators

For the nine-month periods ended March 31, 2003 and 2002

(In Argentine Pesos)

	As of March 31, 2003	As of March 31, 2002	Change	Difference (%)
Revenues	81,073,174	157,737,709	(76,664,535)	(48.6)
EBITDA(1)	56,759,108	74,852,794	(18,093,686)	(24.2)
EBITDA per share	0.809	1.069	(0.26)	(24.3)
EBITDA Shopping Centers	60,409,825	78,449,743	(18,039,918)	(23.0)
EBITDA Torres de Abasto	245,282	(1,001,117)	1,246,399	(124.5)
EBITDA Tarshop S.A.	(3,895,998)	(2,595,832)	(1,300,166)	50.1
Financial Charge(2)	20,360,608	119,821,339	(99,460,731)	(83.0)
Financial Liabilities(3)	245,313,302	460,915,073	(215,601,771)	(46.8)
Price per share(4)	2.50	1.16	1.34	115.5
Shares Outstanding (Face Value $1,0)	70,141,975	70,000,000	141,975	0.2
Market Cap(5)	175,354,938	81,200,000	94,154,938	116.0
Financial Liabilities / Market Cap	1.40	5.68	(4.28)	(75.4)
Net Income for the Period	82,283,163	(48,961,852)	131,245,015	(268.1)

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
(2)	Include financial results generated by liabilities net of inflation adjusted currency exchange results.
(3)	Financial Debt (net of accrued interests) plus Intercompany loans Section 33 Law Nº 19,550.
(4)	Expressed in nominal terms according to the last price of the period in the Buenos Aires Stock Exchange.
(5)	Outstanding shares at their market at the end of each period.

ALTO PALERMO S.A. (APSA)

Summary of operations

Market Evolution

During the first quarter of 2003, our Shopping Centers located in the city of Buenos Aires and in the surrounding areas of Gran Buenos Aires (Alto Palermo, Abasto de Buenos Aires, Patio Bullrich, Paseo Alcorta, Alto Avellaneda and Buenos Aires Design) continue to have a better performance than competitors. The policy of permanent adaptation to client demands added to the excellent quality of the Company’s assets and the loyalty of consumers and their preference for our Shopping Centers helped our tenants to have a better sales performance than tenants of other Shopping Centers.

During the three months ended March 31, 2003, the gap between our tenants and competitors in terms of growth of retail sales widened, because as sales in our Shopping Centers went 64.6% up (respect to the same period last year), competitors’ sales rose 49.0%. Thus, our average market share was 43.4% in the first quarter of 2003.(5)

Shopping Centers

Tenants’ total sales for the nine-month period ended March 31, 2003 were Ps. 707.0 million, 42.1% higher in nominal terms and 3.1% higher in real terms than the sales for the same period of the previous year(6).

(5)	According to the March 2003 Shopping Centers survey made by the INDEC and data from the Company.
(6)	Deflated by the Consumer Price Index made by the INDEC.

ALTO PALERMO S.A. (APSA)

Our tenants’ average monthly sales per square meter for the nine-month period totaled approximately Ps. 430.

Our Shopping Centers have received approximately 68.9 million visitors during the last twelve months. Furthermore, during the first three months of 2003, Shopping Centers visitors reached its historic peak of approximately 17.9 million people.

As of March 31, 2003 the average occupancy rate of our Shopping Centers was around 96.1%, reaching similar pre-crisis levels.

In addition, the growing demand of potential tenants for our rental space allows us to select a better quality of clients, pursuing a better collection and an adequate tenant mix to each Shopping Center.

On the other hand, the increasing interest for stores in our Shopping Centers, allowed us to extend the Gross Leaseable Area of spaces the demand of which was lagged, like some stores in Buenos Aires Design. Thus, a new entertainment/gastronomic project was developed in the “Edificio Ballena” located in the upper part of the building. This store had never been rented. Similarly, innovative gastronomic projects began to arise. In the same way, in connection with available spaces in Alto Noa, we note a growing interest for this Shopping Center, which even though is lagged behind the others, manages to improve its occupation.

In respect of our collections, during the nine months ended March 31, 2003, we achieved a substantial improvement of 33.0%, reaching Ps. 117.4 million. Moreover, the bad debts allowance for the same period totaled Ps. 5.8 million, 81.5% lower than that of the same period of the previous year. Thus, we managed to achieve a valuable improvement in the credit quality of our clients.

ALTO PALERMO S.A. (APSA)

Tarjeta Shopping

During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 29.2% decrease in its credit card portfolio (including securitized receivables), from Ps. 63.1 million as of March 31, 2002 to Ps. 44.6 million as of March 31, 2003. In addition, the number of card holders decreased by 2,948 during this period, amounting to 145,671.

During the course of the quarters, Tarshop S.A. experienced a purge in its credit portfolio after the severe financial crisis. Selling expenses for bad debtors fell from Ps. 4.3 million for the first quarter of fiscal year 2003, to Ps. 1.6 million for the three months ended December 31, 2002 and to Ps. 1.3 million for the quarter ended March 31, 2003. In addition, even if the current portfolio is smaller than it was a year before, it has a better credit quality, rising collection to pre-crisis levels.

Tarshop S.A.’s net income for the nine-month period ended March 31, 2003, was Ps. 5.5 million loss as compared to the Ps. 9.6 million loss for the same period of the previous year.

Tarjeta Shopping’s share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of March 31, 2003 was 4.7%, 29.9% and 16.0%, respectively. The credit cards activation rate is approximately 54%.

Promotional Activities

The Shopping Centers continued to take different individual actions, which were very welcomed by the public, generating more visits and sales for our tenants.

Among the most relevant, we can mention the traditional event “Estilo Alcorta” which took place in March.

On the other hand, in April, the “Festival de Cine Independiente” took place, having Abasto de Buenos Aires as main venue. During the festival, 220 movies were shown and the audience exceeded 200.000 people, 60% more than the previous year.

Finally, different actions continued to be successfully carried out to attract the increasing tourist flow to our Shopping Centers. Included among them are the ones performed at three, four and five-star hotels, at the Buenos Aires cruise terminal, Ezeiza International Airport and those carried out together with tourism companies. Besides, national and international advertising campaigns were run and our Call Center continued to answer questions and receive applications for services such as free transfers. Furthermore, a special supplement in the Buenos Aires Herald on the tourism in Buenos Aires, particularly in our Shopping Centers, was published.

ALTO PALERMO S.A. (APSA)

Bonus$

During the period, the Company successfully continued the “Bonus$” customer fidelity program. As of March 31, 2003, more than 713,000 cards had been issued under the program and approximately 123 thousand prizes had been awarded.

Other Relevant Events

Compliance with the Financial Covenants

From our Financial Statements corresponding to the nine-month period commenced July 1, 2002 and ended March 31, 2003, emerges that we are in compliance with the Financial Covenants under the indentures of the APSA-SAPSA FRN for Ps. 120 million and the Notes for Ps. 85 million. The Coverage ratio(7), which has to be higher or equal to 2 and the Indebtedness covenant(8), which has to be lower or equal to 5, were 2.40 and 4.02, respectively.

Being in compliance with the Financial Covenants, we are again in position of raising additional borrowing, in case the Board of Directors takes the decision, not needing the previous approval of the outstanding debt bondholders.

This fact gives us a greater foresight for the long term, and is also a new sign of the Company’s financial reconstruction and the fulfillment of the commitment made by the Company and its management to comply with its financial obligations.

Financial Debt

During the three-month period ended March 31, 2003 we continued the bond buyback process of the Ps. 120 million APSA-SAPSA FRN due January 2005, repurchasing Ps. 15.8 million face value, which would have represented a Ps. 22.7 million debt as of March 31, 2003. To undertake this operation, a debt with the main shareholders of the Company was contracted. The cancellation in advance, allowed the Company to obtain a discount of 16% (Ps. 3.6 million).

Additionally, we repurchased the amount of Ps. 0.5 million of the Ps. 85 million Notes due April 2005, which resulted in a Ps. 0.2 million gain.

The repurchases made during the quarter ended March 31, 2003, plus the ones made during the first semester of the fiscal year, add up a Ps. 19.7 million profit, net of issuance expenses.

(7)	Annual EBITDA / Financial Charge
(8)	Consolidated Debt / Annual EBITDA

ALTO PALERMO S.A. (APSA)

Regarding the principal and interest payment of the APSA-SAPSA FRN, on January 13, 2003, we paid off the principal coupon of the B-2 Series of the APSA-SAPSA FRN for a total amount of Ps. 4.2 million plus the relevant CER adjustment. Furthermore, the interest coupons corresponding to A-2 and B-2 Series were paid on January 13 and April 18, 2003.

In this way, after the repurchase and principal coupon payments, the outstanding amount (excluding accrued CER) is Ps. 6.7 million for the A-2 Series, Ps. 9.2 million for the B-2 Series and Ps. 5.0 million for the B-1 Series.

On the other hand, on January 15, 2003, the first interest payment of the US$ 50 million Notes Convertible into Company’s shares was made, which consisted on a US$ 2.5 million payment at the exchange rate prevailing as of such date.

The same commitment was fulfilled in the case of the Ps. 85 million Notes, when on April 7, 2003 the corresponding coupon was paid off.

A detail of the situation of the Company’s financial debt as of the date hereof (May 8, 2003) is included herein below:

Company’s Financial Debt(1)

	Currency	Amount
Ps. 85 Millions Note (Apr-05)	Ps.	49.8
Ps. 120 Millions APSA-SAPSA FRN (Jan-05)(2)	Ps.	20.8
Shareholders Loan	Ps.	6.5
Total	Ps.	77.1

Convertible Notes (Jan-06)	U$S	49.95

(1)	Not including Tarshop’s liabilities, liabilities related with Shopping Neuquén nor accrued interests.
(2)	Not including the accrued CER adjustment (1.4338).

ALTO PALERMO S.A. (APSA)

In connection with the Debt Schedule, it is established as follows:

(1)	Loans have been reexpressed in U.S. Dollars at the exchange rate of Ps. 2.98 = U$S 1.00. Not including the accrued CER adjustment (1.4338) of the FRN APSA-SAPSA.

New improvement of the risk rating of our structured debt

In April, 2003, Standard & Poor’s International Ratings LLC (local branch) raised the rating of the Ps. 85 million Notes from raCCC+ with negative trend to raB+ with stable trend. According to some arguments presented by the rating agency, this rating upgrade reflects the “improvement in the performance and financial profile of the Company, due to the gradual recovery of the business variables of APSA as from the second half of 2002. Additionally, the financial restructuring undertaken during 2002 resulted in an improvement in its cash flow as well as in its interest and indebtedness coverage ratios”.

Alto Palermo S.A. (APSA) belongs to the select group of Argentine companies rated by Standard & Poor’s that are adequately honoring their financial commitments. Furthermore, Alto Palermo S.A. (APSA) is one of the few companies in this situation which in not related to the export business.

Brief comments on prospects for the oncoming quarter

Macroeconomic Context

The recovery of the economy of our country is already an undeniable fact. There is still some political uncertainty that will be dissipated next May 18 in the presidential election. Last April 27, no candidate was able to obtain absolute majority, leading to a second ballot for the next weeks between the former president Carlos Saúl Menem and the governor of the Province of Santa Cruz, Néstor Kirchner. Both candidates are from the “peronista” party.

Next President’s agenda will be plenty of questions pending to solve. It will inexorably have to include the sign of coalition agreements, to reach the proposed goals. These goals include signing and agreement with multilateral credit entities, which includes fiscal commitments and formulating public

ALTO PALERMO S.A. (APSA)

policies tending to reduce the high poverty levels. In addition, a successful restructuring of the public debt and the renegotiation of the concession contracts of utility companies will be crucial to the future of the country in the coming years.

Our business transactions

As evidenced by the present trend, and as far as the economic growth forecasts that predict a 5% floor become real, we expect the recovery of our tenant’s sales to consolidate. An improvement in the consumers’ confidence and income, and the maintenance of the flow of tourist that find in Argentina an attractive alternative, are variables that will undoubtedly promote such result.

If our tenants’ sales continue improving, our revenues may be in line with such increase due to the “Percentage Rent” collected from our tenants and the increase in the “key money” required for the renewal or execution of new agreements. Further, it will enable us to extend the CER application to all our tenants.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you are interested in receiving our Press Release quarterly, please contact us at +(54 11) 4323 7513 or via e-mail at finanzas@altopalermo.com.ar

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period for the three previous years.

	31.03.2003 Ps.	31.03.2002 Ps.	31.03.2001 Ps.	31.03.2000 Ps.
Current assets	53,272,337	97,281,705	193,338,341	216,327,279
Non-current assets	1,043,358,309	1,198,351,188	1,218,338,337	1,206,816,085

Total	1,096,630,646	1,295,632,893	1,411,676,678	1,423,143,364

Current liabilities	66,449,709	216,373,600	208,834,429	579,022,887
Non-current liabilities	257,474,716	387,712,037	456,268,464	97,648,459

Subtotal	323,924,425	604,085,637	665,102,893	676,671,346

Minority interest	14,697,918	17,266,531	21,325,553	22,539,097
Shareholders’ equity	758,008,303	674,280,725	725,248,232	723,932,921

Total	1,096,630,646	1,295,632,893	1,411,676,678	1,423,143,364

3.	Consolidated income structure as compared with the same period for the three previous years.

	31.03.2003 Ps.	31.03.2002 Ps.	31.03.2001 Ps.	31.03.2000 Ps.
Operating income	6,260,580	21,392,509	62,429,676	62,638,975
Net (loss) income in equity investments	(3,315,808)	(3,209,483)	(2,563,095)	4,118,260
Financial results, net	64,974,351	(67,702,234)	(48,460,336)	(41,425,475)
Other income (expense), net	13,037,078	(2,994,835)	1,937,683	410,217
Income tax	(642,810)	(1,541,114)	(4,612,369)	(23,869,907)
Minority interest	1,969,772	5,093,305	(587,428)	(1,307,700)

Net income (loss)	82,283,163	(48,961,852)	8,144,131	564,370

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	31.03.2003 Ps.	31.03.2002 Ps.	31.03.2001 Ps.	31.03.2000 Ps.
Liquidity
Current assets	53,272,337	97,281,705	193,338,341	216,327,279

Current liabilities	66,449,709	216,373,600	208,834,429	579,022,887

Ratio	0.80	0.45	0.93	0.37
Indebtedness

Total liabilities	323,924,425	604,085,637	665,102,893	676,671,346

Shareholders’ equity	758,008,303	674,280,725	725,248,233	723,932,920
Ratio	0.43	0.90	0.92	0.93

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2003

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	31.12.02 Ps.	30.09.02 Ps.	30.06.02 Ps.	31.03.02 Ps.	Total Ps.
Accounts receivable, net	658,537	595,546	—	45,627	1,299,710

b)	Past due payable:

	31.12.02 Ps.	30.09.02 Ps.	30.06.02 Ps.	31.03.02 Ps.	Total Ps.
Trade accounts payable	1,013,284	171,084	142,890	1,690,992	3,018,250

c)	Receivables and liabilities with no fixed term:

31.03.03 Ps.
Other receivables and prepaid expenses	2,046,641
Related parties	182,909
Other liabilities	1,500,000

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	30.06.03 Ps.	30.09.03 Ps.	31.12.03 Ps.	31.03.04 Ps.	Total Ps.
Accounts receivable, net	9,325,547	1,159,062	1,073,218	23,687	11,581,514
Other	15,479,318	217,957	206,279	681,991	16,585,545

e)	Non-current receivables to mature:

	31.03.05 Ps.	31.03.06 Ps.	31.03.07 Ps.	31.03.08 Ps.	Total Ps.
Accounts receivable, net	113,320	115,885	135,756	856,076	1,221,037
Other	19,002,680	12,194,238	26,664	42,324	31,265,906

f)	Current liabilities to mature:

	30.06.03 Ps.	30.09.03 Ps.	31.12.03 Ps.	31.03.04 Ps.	Total Ps.
Trade accounts payable	1,862,942	370,573	271,827	854,262	3,359,604
Customer advances	2,644,642	2,094,757	1,746,004	1,789,356	8,274,759
Short-term debt	2,130,035	3,058,827	—	5,567,213	10,756,075
Related parties	—	6,080,488	—	—	6,080,488
Salaries and social security payable	474,488	709,657	—	133,616	1,317,761
Taxes payable	1,677,716	59,609	1,440,315	—	3,177,640
Other liabilities	64,417	53,055	53,055	352,529	523,056

g)	Non-current liabilities to mature:

	31.03.05 Ps.	31.03.06 Ps.	31.03.07 Ps.	31.03.08 Ps.	Total Ps.
Trade accounts payable	955,408	955,408	955,408	1,176,672	4,042,896
Customer advances	5,062,157	3,349,778	2,335,927	12,686,849	23,434,711
Long-term debt	9,560,666	49,833,000	148,862,920	—	208,256,586
Other liabilities	2,600,499	212,230	212,230	330,289	3,355,248

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	12,881,224

Non-current
Local currency	(1)	1,221,037

(1)	Does not accrue interest, except for Ps. 1,416,134 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1)	18,174,369
Foreign currency	(2)	457,817
Non-current
Local currency	(1)	31,265,906
Foreign currency	(2)	(56,992,500)

(1)	Does not accrue interest, except for Ps. 14,102,877 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c)	Trade accounts payable:

Current
Local currency	(1)	5,359,375
Foreign currency	(2)	1,018,479

Non-current
Foreign currency	(2)	4,042,896

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	8,274,759

Non-current
Local currency	(1)	23,434,711

(1)	Does not accrue interest, except for Ps. 9,653,579 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1)	5,968,150
Foreign currency	(1)	4,787,925

Long-term debt
Local currency	(1)	59,393,666
Foreign currency	(1)	148,862,920

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	1,317,761

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	3,177,640

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

Ps.
Current
Local currency	(1)	6,263,397

(1)	Does not accrue interest, except Ps. 2,215,610 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	523,056

Non-current
Local currency	(1)	4,855,248

(1)	Does not accrue interest.

5.	Related parties.

See Notes 2.b. b.2. and 5 and Schedule C of unaudited financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.c. of unaudited financial statements.

8.	Current values.

See Notes 2.c. and 2.d. of unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.d. of unaudited financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permited by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises Contents	122,000,000 (1)	211,709,830	Fire and civil responsibility. Full risk.
Alto Palermo Shopping Contents	65,000,000 (1)	252,223,640	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping Contents	55,000,000 (1)	73,042,089	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping Contents	60,000,000 (1)	94,050,792	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping Contents	55,000,000 (1)	129,176,369	Fire and civil responsibility. Full risk.

(1)	There is an insurance police for US$ 4,000,000 which covers the contents of the shopping centers without distinction.

In our opinion, the above-described policies adequately cover current risks.

See Note 1 of unaudited consolidated financial statements.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

ALTO PALERMO S.A. (APSA)

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 12 of unaudited financial statements.

Buenos	Aires, May 9, 2003.

Free translation from the original prepared in Spanish for publication in Argentina

Independent Accountant’s Report

To the Board of Directors and Shareholders of

ALTO PALERMO S.A. (APSA)

1.	We have reviewed the balance sheets of Alto Palermo S.A. (APSA) at March 31, 2003 and 2002 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods then ended, as well as the supplementary Notes 1 to 12 and Schedules A through I. In addition, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) and subsidiaries for the nine-month periods then ended. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	The Company has prepared the financial statements applying the criteria of valuation, restatement and disclosure established by the Comisión Nacional de Valores, which as explained in Note 1.c) differ from certain aspect of prevailing accounting standards in Argentina. The effect on the financial statements arising from the different valuation criteria have not been quantified by the Company and we have not been able, through the performance of other auditing procedures, to estimate the impact on the financial statements of this divergence from professional accounting standards in Argentina.

4.	As detailed in note 1 to the consolidated financial statements, as a result of the economic crisis in Argentina, the period under consideration was affected by the measures adopted by the National Government. The future evolution of the crisis may require that the Government modify some of the measures adopted or issue additional regulations. Consequently, the Company’s financial statements must be read in the light of these circumstances.

5.	Based on the work done and on our audit of the financial statements of the Company for the years ended June 30, 2002 and 2001, of which we issued our unqualified opinion on September 9, 2002, we report that the financial statements of Alto Palermo S.A. (APSA) as of March 31, 2003 and 2002 and the consolidated financial statements at those dates, prepared in accordance with accounting standards of the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding of them we have no observations to make other than those mentioned in paragraph 3.

Independent Accountant’s Report—(Continued)

6.	In accordance with current regulations, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed in the “Inventory and Balance Sheets” Book, and comply with the requirements of Commercial Companies Law and the relevant resolutions of the Comision Nacional de Valores;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business overview report and the additional information to the notes to the financial statements required by Section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2003, the debt accrued by Alto Palermo S.A. (APSA) towards the Integrated Pensions and Survivors´ Benefit System according to accounting records amounted to Ps. 231,299, which is not yet due.

Buenos Aires, May 9, 2003

PRICE WATERHOUSE & Co.

/S/ CARLOS MARTÍN BARBAFINA (Partner)
Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E. C.A.B.A. T° 175 F° 65 Professional Registration of the Firm C.P.C.E. C.A.B.A. T° 1 F° 1